EXHIBIT 1



COMPANY PRESS RELEASE -


                     CRONOS ANNOUNCES THIRD QUARTER RESULTS

San Francisco - November 2, 2000 - The Cronos Group (NASDAQ: CRNS) today announced its financial results for the quarter ended September 30, 2000.

The Company reported net income of $636,000, or $0.07 per share, for the third quarter of 2000, compared to net income of $1.3 million, or $0.14 per share, for the corresponding period in 1999. Net income for the third quarter of 2000 included a non-operating gain of $461,000, or $0.05 per share, on the sale of investment securities and non-operating legal and other professional expenses of $825,000, or $0.09 per share. Net income for the quarter ended September 30, 1999 included a non-operating gain of $1.2 million, or $0.13 per share, which was partly offset by non-operating expenses of $200,000, or $0.02 per share.

Total revenues for the quarter ended September 30, 2000 were $36.8 million, compared with $35.5 million for the same period in 1999. The increase in revenue was primarily due to the effects of higher utilization and a larger fleet size. Total expenses for the quarter were $36 million compared with $34.2 million for the same quarter in the prior year. A 4% decline in direct operating expenses was offset by an increase in payments to the Company's managed container owners as a result of higher utilization and a larger managed fleet, as well as an increase in SG&A expenses which was due primarily to the non-operating legal and other professional services.

Net income for the nine-month period ended September 30, 2000 was $4.3 million, or $0.47 per share, compared to $1.1 million, or $0.12 per share, for the same period in the prior year. Total revenues for the nine months ended September 30, 2000 were $111.4 million, compared with $105.6 million for the corresponding period in 1999. Total expenses for the first nine months of 2000 were $106.3 million compared with $104.6 million for the first nine months in 1999 reflecting an increase in payments to the Company's managed container owners which was partly offset by lower direct operating expenses and reduced interest expense.

Dennis J. Tietz, Chairman and CEO of The Cronos Group, commented, "We are extremely pleased with the increase in lease revenues over both the prior quarter and the prior year, as well as our continued profitability from operations. Excluding non-operating items, net income was $1.0 million, or $0.11 per share, for the third quarter of 2000 and $259,000, or $0.03 per share, for the third quarter of 1999. We will continue to expand the fleet through the addition of container equipment at attractive prices and this will contribute to future growth."

Over the past year, the Board of Directors of Cronos has explored various alternatives to enhance value for the shareholders of the Company, including the pursuit of a possible merger or sale of the Company. In considering a possible transaction, Cronos has entered into numerous confidentiality agreements with interested parties. Certain of these parties have conducted due diligence and have held negotiations with Cronos regarding a potential transaction. Such negotiations have been supervised by the Transaction Committee of the Company's Board of Directors with the assistance and advice of Cronos' financial and legal advisors. Despite these efforts, no agreement involving a sale, merger, or other transaction involving the Company has been achieved.

The Company's Board of Directors, in conjunction with its financial advisors, will continue to explore various alternatives to enhance value for the shareholders of Cronos. In addition to a possible sale or merger, the Board also will consider the pursuit of management's business plan to remain an independent company, to restore Cronos to sustained profitability and to resolve the claims involving Cronos stemming from the actions of prior management. The Company is unable to predict whether the exploration of potential alternatives involving the Company will result in a transaction.

THE CRONOS GROUP

Cronos is one of the world's leading lessors of intermodal containers, owning and managing a fleet of over 397,000 TEU (twenty-foot equivalent units). The diversified Cronos fleet of dry cargo, refrigerated and other specialized containers is leased to a customer base of approximately 400 ocean carriers and transport operators around the world. Cronos provides container-leasing services through an integrated network of offices through state-of-the-art information technology.

CAUTIONARY NOTE

This release discusses certain forward-looking information that involves risks and uncertainties that could cause actual results to vary materially from estimates. Risks and uncertainties include, among other things, changes in international operations, exchange rate risks, changes in market conditions for Cronos' container lease operations, and Cronos' ability to provide innovative and cost effective solutions. For a further discussion of the risk factors attendant to an investment in Cronos' common shares, see the Introductory Note in Cronos' Annual Report on Form 10-K for the year ended December 31, 1999, which was filed with the SEC on March 30, 2000.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

Cronos will schedule its year 2000 annual meeting of shareholders for later this year or early next year. The Company and its officers and directors may therefore be deemed to be participants in the solicitation of proxies from the Company's shareholders with respect to the matters to be presented to the shareholders at the annual meeting. Information regarding the officers and directors of the Company is included in Cronos' Annual Report on Form 10-K for the year ended December 31, 1999, under Part III (pages 24-36). The Annual Report is available free of charge at the SEC's website (www.sec.gov), Cronos' website (www.cronos.com), and from Cronos' investor relations contact listed below.

                          ****************************

This press release and other information concerning Cronos can be viewed on Cronos' website at www.cronos.com.

For more information contact:
Elinor A. Wexler
Vice President-Corporate Communications
(415) 677-8990
ir@cronos.com

                                THE CRONOS GROUP

                           CONDENSED INCOME STATEMENTS
           (US DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                   (UNAUDITED)



                                                                   Three Months Ended       Nine Months Ended
                                                                      September 30,            September 30,
                                                                      2000        1999         2000        1999
                                                                   --------    --------    --------     --------

Gross lease revenue                                                 $35,083     $32,307    $103,294      $99,139
Commissions, fees and other income:
- US Limited Partnerships                                               325         334         990        1,020
- Unrelated parties                                                     970       1,665       3,479        4,267
Gain on sale of investment:
- gain on conversion of investment                                      461         613       1,502          613
- realized holding gain                                                   -         587       2,129          587
                                                                   --------    --------    --------     --------
TOTAL REVENUES                                                       36,839      35,506     111,394      105,626
                                                                   --------    --------    --------     --------

Direct operating expenses                                             7,068       7,365      20,989       23,228
Payments to container owners:
- US Limited Partnerships                                             6,627       6,131      19,607       18,666
- Other container owners                                             11,499      10,297      33,741       29,535
Depreciation and amortization                                         3,941       3,991      11,886       12,376
Selling, general and administrative expenses                          4,692       4,175      13,110       12,314
Interest expense                                                      2,218       2,288       7,004        8,444
                                                                   --------    --------    --------     --------
TOTAL EXPENSES                                                       36,045      34,247     106,337      104,563
                                                                   --------    --------    --------     --------
INCOME BEFORE INCOME TAXES                                              794       1,259       5,057        1,063
Income taxes                                                            158           -         709            -
                                                                   --------    --------    --------     --------
NET INCOME                                                              636       1,259       4,348        1,063
Other comprehensive income, net of tax -
Unrealized holding loss on available for sale securities               (366)          -        (863)           -
                                                                   --------    --------    --------     --------
COMPREHENSIVE INCOME                                                   $270      $1,259      $3,485       $1,063
                                                                   ========    ========    ========     ========
NET INCOME PER COMMON SHARE (BASIC AND DILUTED)                       $0.07       $0.14       $0.47        $0.12
                                                                   ========    ========    ========     ========

                                THE CRONOS GROUP

                      CONDENSED CONSOLIDATED BALANCE SHEETS
           (US DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)


                                                                            September 30, 2000       December 31, 1999
                                                                                (Unaudited)
                                                                            ------------------       -----------------
ASSETS
Cash and cash equivalents                                                               $7,755             $8,701
Amounts due from lessees (net)                                                          28,090             26,739
Amounts receivable from container owners                                                12,129              9,147
New container equipment for resale                                                      14,754              2,535
Net investment in direct finance leases                                                    210              1,090
Investments                                                                                676              1,707
Container equipment (net)                                                              139,365            137,547
Building and other equipment (net)                                                       1,080             11,807
Cash deposits (restricted)                                                               1,531                  -
Intangible assets                                                                       12,873             13,405
Other assets including prepayments                                                      17,886             19,189
                                                                                    ----------         ----------
TOTAL ASSETS                                                                          $236,349           $231,867
                                                                                    ==========         ==========

Liabilities and shareholders' equity
Amounts payable to container owners                                                    $25,056            $26,620
Amounts payable to container manufacturers                                              20,122              3,609
Other amounts payable and accrued expenses                                              16,783             13,799
Debt and capital lease obligations                                                      94,456            109,978
Current and deferred income taxes                                                        7,401              7,058
Deferred income and unamortized acquisition fee                                          8,676             10,433
                                                                                    ----------         ----------
TOTAL LIABILITIES                                                                      172,494            171,497
                                                                                    ----------         ----------

SHAREHOLDERS' EQUITY
Common shares                                                                           18,317             18,317
Additional paid-in capital                                                              49,928             49,928
Share subscriptions receivable                                                             (82)               (82)
Accumulated other comprehensive income, net of tax                                         414              1,277
Accumulated deficit                                                                     (4,722)            (9,070)
                                                                                    ----------         ----------
TOTAL SHAREHOLDERS' EQUITY                                                              63,855             60,370
                                                                                    ----------         ----------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                            $236,349           $231,867
                                                                                    ==========         ==========

